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                                                                    Exhibit 99.1

                              CAUTIONARY STATEMENT

     Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission, as well as other documents incorporated by reference therein, contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's expectations, beliefs, intentions or strategies concerning future events, including, but not limited to, any statements regarding its current assumptions about future financial performance; the continuation of historical trends; the sufficiency of its cash balances and cash generated from operating activities for future liquidity and capital resource needs; the expected impact of changes in accounting policies on the Company's results of operations, financial condition or cash flows; anticipated problems and its plans for future operations; and the economy in general or the future of the medical device industry, all of which are subject to various risks and uncertainties.

     When used in our Form 10-K, Form 10-Qs and in other filings by the Company with the Securities and Exchange Commission, in our press releases, presentations to securities analysts or investors, in oral statements made by or with the approval of an executive officer , the words or phrases "believes," "may," "will," "expects," "should," "continue," "anticipates," "intends," "will likely result," "estimates," "projects" or similar expressions and variations thereof are intended to identify such forward-looking statements. However, any statements that are not statements of historical fact should be deemed to be forward-looking statements.

     We caution that these statements by their nature involve risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors, including, but not limited to such factors as the successful completion of the sale of the Company's intermittent testing business; the Company's ability to raise an adequate level of capital to fund its operations; market demand and pressures on the pricing for its products; changing market conditions, competition and growth rates within the medical device industry; changes in accounting policies; risks associated with operations outside of the U.S.; changing economic conditions such as general economic slowdown, decreased consumer confidence and the impact of war on the economy; and other risks and uncertainties, including those described below.

     You should consider carefully the following cautionary statements if you own our common stock or are planning to buy our common stock. We intend to take advantage of the "safe harbor" provisions of the PSLRA by providing this discussion. We are not undertaking to address or update each factor in future filings or communications regarding our business or results except to the extent required by law.

The failure to complete the sale of our intermittent testing business may result in a decrease in the market value of our common stock and may create substantial doubt as to our ability to grow and implement our current business strategies.

     The sale of our intermittent testing business is subject to a number of contingencies and other customary closing conditions, including the requirement that we obtain the approval of the sale by our shareholders, and we cannot predict whether we will succeed in obtaining this approval. In addition, the asset purchase agreement may be terminated if the sale is not closed within 120 days of the asset purchase agreement through no fault of the terminating party; if any governmental entity takes action to enjoin the asset sale; or if we became insolvent, file for bankruptcy or cease, wholly or substantially, the operation of our intermittent testing business.

     We cannot guarantee that we will be able to meet the closing conditions set forth in the asset purchase agreement or the events that would lead to termination of the asset purchase agreement will not happen. As a result, we cannot assure you that the sale of our intermittent testing business will be completed. If our shareholders fail to approve the proposal at the special meeting or if the sale of our intermittent testing business is not completed for any other reason, the market price of our common stock may decline. In addition, failure to complete the sale of our intermittent testing business may substantially limit our ability to grow and implement our current business strategies. Finally, we cannot support the cash flow requirements of running both our intermittent testing business and our continuous monitoring business and, in the event sufficient additional funding cannot be secured on a timely

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basis, we may not be able to sustain our operations if our intermittent testing business cannot be sold in the near future.

Our financial success will depend upon our ability to successfully implement our new business model.

     In accordance with our current restructuring efforts, we are currently transitioning our business and realigning our strategic focus towards our continuous monitoring products. Many factors may negatively impact our ability to implement our strategic focus, including our ability or possible inability to manage the implementation and development of our continuous monitoring business, sustain the productivity of our workforce and retain key employees, manage operating expenses and quickly respond to and recover from unforeseen events associated with the restructuring. We may be required by market conditions and other factors to undertake additional restructuring efforts in the future. Our business, results of operations or financial condition could be materially adversely affected if we are unable to manage the implementation and development of our new business strategy, sustain the productivity of our workforce and retain key employees, manage our operating expenses or quickly respond to and recover from unforeseen events associated with any future restructuring efforts.

We have received a "going concern" opinion from our independent auditors, have a history of operating losses, and may not achieve profitability sufficient to generate a positive return on your investment.

     We have incurred net operating losses since our inception. We have prepared our consolidated financial statements for the year ended December 31, 2002 and three months ended March 31, 2003 on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities and other commitments in the normal course of business. The report of our independent auditors covering the December 31, 2002 consolidated financial statements contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern as a result of negative working capital, recurring losses and negative cash flows. Our net loss for the three months ended March 31, 2003 was $2,890,621 and we incurred net losses of $7,531,016, $3,875,899 and $2,647,617 for the years ended December 31, 2002, 2001 and 2000, respectively. Our accumulated deficit as of March 31, 2003 was $146,309,107. We expect financial results for the year ending December 31, 2003 to show an increase in net loss relative to 2002, due to lower expected revenue, primarily impacted by our transition to our new distribution and direct sales force channel model, partially offset by expected net gain from the refinancing of our convertible notes and reduced operating loss and net gain from the sale of our intermittent testing business. We expect to incur net operating losses at least through 2004. We cannot assure you that we will ever generate substantial revenues or achieve profitability at a level sufficient to generate a positive return on your investment. If we are unable to raise an adequate level of additional capital or generate sufficient cash flows from operations, our ability to execute our business plan and remain a going concern will be significantly impaired.

We may be unable to raise additional funds or generate sufficient cash from operations to meet our future capital requirements and execute our business plan.

     Our long-term capital requirements for the development of our continuous monitoring business will depend upon numerous factors, including the impact of changes in distribution relationships and methods on revenue, the rate of market acceptance of our products, the level of resources devoted to expanding our business and manufacturing capabilities, and the level of research and development activities. However, as described above, we have a history of operating losses. Cash and marketable securities decreased by approximately $2.5 million during the three months ended March 31, 2003 to $1.5 million. We are monitoring our cash position carefully and evaluating our future operating cash requirements in the context of our strategy, business objectives and expected business performance. As part of this, we have elected to delay project spending and capital expenditures, and are implementing other cost-cutting measures across all areas of our operations, including personnel, facilities and discretionary spending. A significant amount of available instrument inventory will allow a reduction of our inventory purchases and production requirements during 2003. Further, we are positioning our business for future sales and earnings growth with the pursuit of strategic partners for our business as well as the expansion of our global distribution channels, including a direct sales force in the United States, the United Kingdom and Germany, and third-party distributors outside of these countries. Proceeds from the sale of our intermittent business will increase our cash reserves, and the sale will reduce our cash burn rate. This combined with proceeds from the sale of $1,500,000 of Series E convertible preferred stock on May 12, 2003, are expected to meet our funding requirements for support of our operations for approximately the next twelve months. This period could be shortened if the

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holders of our Series E convertible preferred stock elect to exercise their put option to sell up to 7,500 shares of the outstanding Series E convertible preferred stock back to us after completion of the asset sale. We will be required to raise additional capital during that period in order to sustain and fund our operations over the long term. We may pursue the issuance of additional equity or debt securities to the extent funding raised from other business alternatives is not sufficient to meet our funding requirements. While we believe that we will be able to raise adequate funding to meet our operational requirements, there can be no assurance that adequate funds will be available when needed and on acceptable terms.

Our common stock is traded on the Over-the-Counter Bulletin Board, which may result in reduced liquidity for our common stock.

     On July 1, 2003, we announced that we received a notice from The Nasdaq Stock Market indicating that the Nasdaq Listing Qualifications Panel determined to delist our common stock from The Nasdaq SmallCap Market effective with the open of business on Wednesday, July 2, 2003. Our common stock became immediately eligible to trade on the OTC Bulletin Board effective with the open of business on July 2, 2003 under the symbol "DMED". Trading our common stock through the OTC Bulletin Board may be more difficult because of lower trading volumes, transaction delays and reduced security analyst and news media coverage of Diametrics. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock. Trading of our common stock in an over-the-counter market may also attract a different type of investor in our common stock, which may limit further our future equity funding options.

Conversion of our Series E convertible preferred stock to common stock may have a dilutive effect to our common shareholders and a negative effect on the trading price of our common stock.

     On May 12, 2003, we completed the sale in a private placement of 15,000 shares of Series E convertible preferred stock, at a price of $100 per share, resulting in aggregate gross proceeds of $1,500,000. The stock is convertible at any time into common stock at 88% of the volume weighted average trading price of the common stock for the five consecutive trading days before the conversion date, but at an exercise price no greater than $0.75 per share and no less than $0.35 per share. The closing trading price for our common stock on May 12, 2003 was $1.18. The holders of the Series E convertible preferred stock have agreed not to short sell our common stock. Nevertheless, conversion of the Series E convertible preferred stock into common stock at a discount to market may have a dilutive effect to our common shareholders and result in a decline in the trading price of our common stock.

Our financial success depends upon acceptance of our continuous monitoring devices by the medical community.

     Our success depends upon acceptance of our products by the medical community as reliable, accurate and cost-effective. Our point-of-care continuous monitoring devices represent an alternative practice in critical or stat blood testing, which is currently performed primarily by central and stat laboratories of hospitals, or by point-of-care intermittent blood testing devices. Although professional awareness of continuous blood gas monitoring is increasing, most acute care hospitals have already installed expensive blood testing instruments and may be reluctant to change standard operating procedures or incur additional capital expenditures for new blood analysis equipment. We are unable to predict how quickly, if at all, our products will be accepted by the medical community or, if accepted, predict the volume of our products or the related disposable sensors we can expect to sell.

We face significant competition in the medical device industry that may have a negative impact on our product prices and market share.

     The medical technology industry is characterized by rapidly evolving technology and intense competition. Many of our competitors have substantially greater capital resources, research and development staff, and facilities than we do, and many of these companies also have greater experience in research and development, obtaining regulatory approvals, manufacturing, and sales and marketing. We cannot assure you that our competitors will not succeed in developing or marketing technologies and products that are more effective or less expensive than ours that could render our products obsolete or noncompetitive. Although we believe that our products may offer certain technological advantages over our competitors' current products, earlier entrants in the market in a therapeutic area often obtain and maintain significant market share. Our product pricing is competitive with alternative products of

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other suppliers. In the future, we may experience competitive pricing pressures that may cause a decrease in unit prices and sales levels.

Our financial success will depend upon our ability to manage any growth in our business with limited resources.

     If we are successful in increasing the revenues of our continuous monitoring business, we may be required to expand our operations. If we are required to expand our operations, expansion will likely result in new and increased responsibilities for our management personnel and place significant strain on our management, operating and financial systems and other resources. To accommodate any such growth and compete effectively, we will be required to implement improved information systems, procedures and controls, and to expand, train, motivate and manage our work force. Our future success will depend to a significant extent on the ability of our current and future management personnel to operate effectively both independently and as a group. We cannot assure you that our personnel, systems, procedures and controls will be adequate to support our future operations.

We are transitioning to a new distribution and direct sales force channel model as a result of the termination of our exclusive distribution agreement with Philips Medical Systems, which may result in lower sales volume for our products until our new distribution and direct sales force are fully established.

     We market and distribute our products through both direct and indirect distribution channels. With the termination effective November 1, 2002 of our agreement with Philips for exclusive worldwide distribution of our TrendCare continuous blood gas monitoring systems and intermittent testing blood analysis systems, we began establishing a direct sales force in the United States, the United Kingdom and Germany, and entered into new nonexclusive arrangements with third-party distributors outside of these countries for sale of these products. As of March 31, 2003, we have expanded our direct sales organization to 11 sales personnel and clinical application specialists based in the United States, the United Kingdom and Germany, with future additions dependent upon the rate and timing of sales growth. Further, we have expanded our global distribution network with the appointment of 20 third-party distributors primarily addressing markets in Europe, the Far East and the Middle East. We also continue to sell disposable cartridges, sensors and related accessories to Philips for Philips' nonexclusive distribution to its customer base through October 31, 2004. Our sales to Philips represented approximately 92% of our total sales in 2002, 90% of our total sales in 2001 and 82% of our total sales in 2000. Due to the significant purchases of our products by Philips for their internal use in the sales process and to meet minimum purchase commitments, Philips sales to end-user customers over the last three years were estimated to be approximately 50% of our product sales to Philips. Sales to Philips were $15.8 million for the first nine months of 2002 (94% of our total revenue). Since termination of the exclusive agreement with Philips, sales to Philips were $1.4 million in the fourth quarter of 2002 (73% of our total revenue) and $1.0 million in the first quarter of 2003 (48% of our total revenue), and are expected to continue to decline until the end of the current contract term on October 31, 2004. While we believe we will be successful in establishing effective distribution channels, failure to do so under reasonable terms or within a reasonable timeframe could have a material and adverse effect on our ability to sell and market our products, and on our financial condition and results of operations. Once established, any significant failure of our new distributors to perform under the terms of the respective agreements, the significant failure of our direct sales force to meet sales objectives, or a significant failure on our part to adequately support the requirements of these parties, could also have a material and adverse effect on our operations and financial performance.

We have limited manufacturing experience, and we may not be able to produce large commercial quantities of our products in a cost-effective manner if demand increases.

     We must manufacture our products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, and still maintain product quality and acceptable manufacturing costs. Our products consist of two principal components: portable, microprocessor-based instruments and disposable sensors. We have limited experience producing our products in large commercial quantities. Although we believe that we will be able to achieve and maintain product accuracy and reliability when producing in large quantities, on a timely basis and at an acceptable cost, we cannot assure you that we will be able to do so. Also, product design changes, equipment failures and manufacturing process changes may disrupt our existing operations and impact sales.

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We depend on patents and proprietary technology, that we may not be able to protect in a manner that will provide us any competitive advantage.

     Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve our trade secrets and to operate without infringing the intellectual property rights of others. The patent positions of medical device companies are uncertain and involve complex and evolving legal and factual questions. We cannot assure you that any of our pending or future patent applications will result in issued patents, that any current or future patents will not be challenged, invalidated or circumvented, that the scope of any of our patents will exclude competitors or that the patent rights granted to us will provide us any competitive advantage. In addition, we cannot assure you that our competitors will not seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

     In addition to patents, we rely on trade secrets and proprietary knowledge that we seek to protect, in part, through confidentiality agreements with employees, consultants and others. We cannot assure you that our proprietary information or confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by competitors.

We may face intellectual property infringement claims which would be costly to resolve and may exceed our financial resources to assert or defend our claim.

     There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and our competitors may resort to intellectual property litigation as a means of competition. Intellectual property litigation is complex and expensive and the outcome is difficult to predict. We cannot assure you that we will not become subject to patent infringement claims or litigation. Litigation or regulatory proceedings may also be necessary to enforce our patents or other intellectual property rights. We may not always have the financial resources to assert patent infringement suits or to defend ourselves from claims. An adverse result in any litigation could subject us to liabilities to, or require us to seek licenses from or pay royalties to, others that may be substantial. Furthermore, we cannot assure you that the necessary licenses would be available to us on satisfactory terms, if at all.

The demand for and price of our products may depend in part on uncertain government health care policies and reimbursement by third parties, and which could decline as a result of future health care reform.

     The willingness of hospitals to purchase our products may depend on the extent to which hospitals limit their own capital expenditures due to existing or future cost reimbursement regulations. In addition, sales volumes and prices of our products in certain markets will depend in part on the level of reimbursement to hospitals for blood analysis from third-party payors, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. Third-party payors are increasingly challenging the pricing of medical procedures they consider unnecessary, inappropriate or not cost-effective. We cannot assure you that current reimbursement amounts, if any, will not be decreased in the future, and that any decrease will not reduce the demand for or the price of our products. Any federal or state health care reform measures could adversely affect the price of medical devices in the United States, including our products, or the amount of reimbursement available. We cannot predict whether any reform measures will be adopted or what impact they may have on us.

We must obtain regulatory approval in order to sell new products we develop, which we may not be able to obtain on a timely or cost-effective basis.

     We and our products are regulated by the Food and Drug Administration under the Food, Drug and Cosmetic Act. We have obtained pre-market notification clearances under Section 510(k) of the Food, Drug and Cosmetic Act to market at the point-of-care and in hospital laboratories our IRMA SL System to test blood gases, electrolytes (i.e., inorganic compounds including sodium, potassium, chloride and ionized calcium), blood urea nitrogen, glucose, lactate and hematocrit (i.e., concentration of red blood cells) in whole blood, and to market the Paratrend 7+ and Neotrend L to monitor blood gases and temperature, and the Neurotrend system to monitor

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oxygen, carbon dioxide, acidity and temperature in the brain. A Section
510(k) clearance is subject to continual review, and later discovery of previously unknown problems may result in restrictions on marketing or withdrawal of the product from the market. Our long-term business strategy includes development of sensors for performing additional blood and tissue chemistry tests, and any new tests will be subject to the same regulatory process. We cannot assure you that we will be able to develop additional products or uses or that we will obtain the necessary clearances for new products and uses on a timely basis or at all.

     We also market our products in several foreign markets. Requirements vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. Our manufacturing facilities are also subject to FDA inspection on a periodic basis and we and our contract manufacturers must demonstrate compliance with current Quality System Regulations promulgated by the FDA. Violations of the applicable regulations at our manufacturing facilities or the manufacturing facilities of our contract manufacturers may prevent us from marketing of our products.

Our products may expose us to costly product liability claims that may exceed our insurance coverage.

     We may be exposed to product liability claims if a patient is adversely affected by our products. We maintain a general insurance policy which includes coverage for product liability claims. The policy is limited to a maximum of $1,000,000 per product liability claim and an annual aggregate policy limit of $10,000,000. We cannot assure you that our existing insurance coverage limits are adequate to cover any liabilities we might incur or that insurance will continue to be available on commercially reasonable terms, if at all.

We depend on contract manufacturers and suppliers for key components of our products, which could have an adverse effect on our ability to manufacture our products if the supply chain is interrupted.

     The majority of the raw materials and purchased components used to manufacture our products are readily available. Many of these raw materials and components are purchased from single sources due to technology, price, quality or other considerations. Some of these single-sourced components are manufactured to our specifications. Most of these items, however, may be sourced from other suppliers, often after a requalification process. Sourcing from alternative suppliers in some cases may require product design or software changes to accommodate variations from the original components. In the event that our supply of critical raw materials or components was interrupted due to the time required to requalify materials or components or modify product designs, our ability to manufacture the related product in desired quantities and in a timely manner could be adversely affected, potentially negatively impacting our financial condition and results of operations.

International operations will expose us to additional risks that could have an adverse effect on our ability to market our products abroad.

     Our distributors sell our products globally, including international markets, subject to receipt of required foreign regulatory approvals. We cannot assure you that our distributors will devote adequate resources to selling our products internationally. Doing business outside of the United States also exposes us to various risks that could have a material and adverse effect on our ability to market our products internationally, including:

     .    changes in overseas economic and political conditions,

     .    currency exchange rate fluctuations,

     .    foreign tax laws, or

     .    tariffs or other trade regulations.

     Our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which they operate or our products are sold. We may depend on foreign distributors and agents for compliance and adherence to foreign laws and regulations. We have no control over most

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of these risks and may be unable to anticipate changes in international economic and political conditions, and may be unable to alter our business practices in time to avoid any adverse effects.

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